ACM Government Securities
Exhibit 77C
811-5402


The Annual Meeting of Shareholders of ACM Government
Securities Fund,
Inc. was held on March 28, 2000. A description of each proposal and number of shares voted at the meeting are as follows:

1.      To Elect Directors:     Shares Voted For  Withheld
						  Authority
	Class Three Directors
	(term expires 2003)

	Ruth Block              70,876,480        1,221,708
	John D. Carifa          70,908,832        1,189,356
	Robert C. White         70,851,578        1,246,610

2. To ratify the selection  Shares     Shares Voted  Shares
of Ernst & Young LLP        Voted For  Against    Abstained
as the Fund's independent
auditors for the Fund's
fiscal year ending
December 31, 2000.       71,051,405   363,909     682,874